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SO 3/6/03

03015189

SECURITI... EXCHANGE COMMISSION
Washington, D.C. 20549

OMB APPROVAL
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SEC FILE NUMBER
8-51903

SEC MAIL PROCESSING SECTION RECEIVED FEB 27 2003 WASH. D.C. 155

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING January 1, 2002 (MM/DD/YY) AND ENDING December 31, 2002 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

Activa Asset Management, LLC

OFFICIAL USE ONLY
47781 FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

2905 Lucerne SE, Suite 200
(No. and Street)

Grand Rapids	Michigan	49546
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Allan D. Engel — (616) 787-6288
(Area Code — Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

BDO Seidman, LLP
(Name — *if individual, state last, first, middle name*)

99 Monroe NW, Suite 800	Grand Rapids	Michigan	49503
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:
- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
APR 02 2003
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (3-91)

OATH OR AFFIRMATION

I, Allan D. Engel, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Activa Asset Management, LLC, as of December 31, 2002, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

None

Signature

Allan D. Engel, President and Secretary
Title

Notary Public

Patricia S. Grooters
Notary Public, Kent County, Michigan
Commission Expires March 9, 2006

This report** contains (check all applicable boxes):

- ☒ (a) Facing page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- ☐ (o) Independent auditors' report on internal accounting control.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Activa Asset Management, LLC

Statement of Financial Condition

December 31, 2002

Public Document

Activa Asset Management, LLC

Contents

BDO Seidman, LLP
Accountants and Consultants

99 Monroe Avenue NW, Suite 800
Grand Rapids, Michigan 49503-2698
Telephone: (616) 774-7000
Fax: (616) 776-3680

Independent Auditors' Report

Board of Directors
Activa Asset Management, LLC
Ada, Michigan

We have audited the accompanying statement of financial condition of Activa Asset Management, LLC, a wholly-owned subsidiary of Activa Management Services, LLC, as of December 31, 2002. This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statement of financial condition is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the statement of financial condition. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall statement of financial condition presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the statement of financial condition referred to above presents fairly, in all material respects, the financial position of Activa Asset Management, LLC as of December 31, 2002, in conformity with accounting principles generally accepted in the United States of America.

BDO Seidman, LLP

Grand Rapids, Michigan
January 17, 2003

Activa Asset Management, LLC

Statement of Financial Condition

December 31,	2002
Assets	
Cash and cash equivalents (Notes 1 and 2)	$1,602,108
Advisory fees receivable from Activa Mutual Fund (Note 3)	392,416
Service fees receivable from Activa Mutual Fund (Note 3)	134,040
12b-1 fees receivable from Activa Mutual Fund (Note 3)	119,845
Transfer agent fees receivable from Activa Mutual Fund (Note 3)	44,805
Other assets	15,871
	$2,309,085
Liabilities and Member's Equity	
Liabilities	
Sub-advisory fee payable (Note 3)	$ 212,481
Accounts payable:	
Customers	555
Trade	14,131
Affiliate (Note 4)	794,354
Other payables	74,686
Total Liabilities	1,096,207
Member's Equity (Note 5)	
Paid-in capital	500,000
Retained earnings	712,878
Total Member's Equity	1,212,878
	$2,309,085

See accompanying notes to statement of financial condition.

1. Nature of Operations and Significant Accounting Policies

Activa Asset Management, LLC (AAM) conducts business as a registered broker and dealer in securities and transfer agent under the provisions of the Securities Exchange Act of 1934, a distributor of mutual funds, and is a member of the National Association of Securities Dealers, Inc. AAM is also a Registered Investment Advisor with the Securities and Exchange Commission. AAM commenced operations on May 26, 1999, and is wholly owned by Activa Management Services, LLC.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Cash and Cash Equivalents

Cash and cash equivalents include cash in banks and money market funds. Money market shares are stated at cost, which approximates fair market value. Activa Money Market Fund shares held by AAM amounted to $1,170,382 at December 31, 2002.

12b-1 Fees, Advisory Fees, Transfer Agent and Service Fee Income

12b-1 fees, advisory fees, transfer agent and service fee income are received quarterly, but are recognized as earned on a pro rata basis over the term of the contract.

Federal Income Taxes

No provision for federal, state or local income taxes has been made since AAM is a limited liability company and is, therefore, not subject to income taxes. Income or loss is reported by its member on its individual returns.

2. Cash Segregated Under Federal and Other Regulations

Cash of $451 has been segregated in a special reserve bank account for the benefit of customers under rule 15c3-3 of the Securities and Exchange Commission..

3. Special Contracts and Agreements

AAM has entered into investment advisory agreements with Activa Mutual Fund Trust (Trust) (comprising the Money Market, Intermediate Bond, Value, Growth and International Funds [Funds]), its sole customer. The Trust employs AAM to provide investment advice and manage on a regular basis the investment portfolios for the Funds. Except when otherwise specifically directed by the Funds, AAM makes investment decisions on behalf of the Funds and places all orders for the purchase and sale of portfolio securities for the Funds' accounts. In return for these services, the Funds pay AAM an annual rate as follows:

Fund	% of Average Net Assets
Money Market	.35% until assets total $500 million; when assets reach $500 million, .35% on first $100 million; .325% on next $100 million; .30% on assets in excess of $200 million
Intermediate Bond	.40% on first $50 million; .32% on next $100 million; .24% on assets in excess of $150 million
Value	.50% on first $350 million;.45% on assets in excess of $350 million; the minimum annual fee shall be $350,000 plus .20%
Growth	.70% on first $25 million; .65% on next $25 million; .60% on assets in excess of $50 million
International	.85% on first $50 million; .75% on assets in excess of $50 million

As permitted by the above agreements, AAM has retained a Sub-Advisor for each fund. The Sub-Advisors and the related fees paid by AAM are as follows:

Fund	Sub-Advisor	Fee
Money Market	J.P. Morgan Investment Management, Inc.	$ 57,524
Intermediate Bond	McDonnell Investment Management, LLC	228,086
Value	Wellington Management Company, LLP	372,267
Growth	State Street Research & Management Company	90,914
International	Nicholas-Applegate Capital Management Inc.	122,422

Pursuant to Rule 12b-1 under the Investment Company Act of 1940, the Money Market Fund, Value Fund, Intermediate Bond Fund, Growth Fund and International Fund have entered into a Plan and Agreement of Distribution with AAM. Under the terms of the agreement, AAM provides services in connection with distributing the Funds' shares (except Value Fund Class R). For these services rendered, the Funds compensate AAM monthly at a maximum annual rate of .25 of 1% of the average net assets of the Fund. For the year ended December 31, 2002, the Board of Trustees approved an annual rate of .15 of 1%, for all funds except for the Money Market Fund. AAM is not presently providing services under the distribution plan on behalf of the Money Market Fund and is receiving no such compensation.

The Funds have a transfer agency and dividend disbursing agency agreement with AAM. Under these agreements, AAM is the agent for transfer of the Funds' shares and disbursement of the Funds' distributions. For these services, the Money Market, Intermediate Bond, Value (Class A), Growth and International Funds pay a monthly fee based upon $1.167 per account in existence during the month. AAM is compensated by the Value Fund (Class R) at a monthly rate of 1/12 of .20% (.20% annually) of average net assets.

On June 11, 1999, AAM entered into an administrative agreement with the Trust. Under the terms of the agreement, AAM will act as administrator for the Funds. As administrator of the Funds, AAM will furnish office space and office facilities, equipment and personnel, and will pay the fees of all Trustees of the Trust, as well as providing services relating to compliance, tax and financial service requirements. For these services AAM will be compensated quarterly by each fund at an annual rate of .15% of average daily net assets.

Included in Other Income are fees received from a related party under an investment management agreement. These fees totaled $119,029 for the year ended December 31, 2002.

4. Accounts Payable to Affiliate

Expenses incurred to an affiliate for the year ended December 31, 2002 totaled $894,354. Of this amount $794,354 was payable to the affiliate at December 31, 2002. These expenses are comprised of compensation expenses related to AAM personnel and various services (including accounting, human resource and information system support) provided by Activa Management Services, LLC.

5. Net Capital Requirements

Pursuant to the Securities and Exchange Commission's Uniform Net Capital Rule (Rule 15c3-1), AAM is required to maintain minimum net capital and an allowable ratio of aggregate indebtedness to net capital as defined under this rule. AAM had net capital and required net capital of $866,288 and $250,000, respectively, at December 31, 2002. Its ratio of aggregate indebtedness to net capital is 1.26 to 1.0. The allowable ratio under Rule 15c3-1 is 15.0 to 1.0.

Activa Asset Management, LLC

Report on Internal Control Required by Securities and Exchange Commission Rule 17a-5

Year Ended December 31, 2002

BDO

BDO Seidman, LLP
Accountants and Consultants

99 Monroe Avenue NW, Suite 800
Grand Rapids, Michigan 49503-2698
Telephone: (616) 774-7000
Fax: (616) 776-3680

Independent Auditors' Report

Board of Trustees
Activa Asset Management, LLC
Ada, Michigan

In planning and performing our audit of the financial statements of Activa Asset Management, LLC (Activa) for the year ended December 31, 2002, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on the internal control.

Also as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by Activa, including tests of compliance with such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g), in the following:

1. Making the periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a)(11) and the reserve required by Rule 15c3-3(e).
2. Making the quarterly securities examinations, counts, verifications, and comparisons, and the recordation of differences required by Rule 17a-13.
3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.
4. Obtaining and maintaining physical possession or control of a fully paid and excess margin securities of customers as required by Rule 15c3-3.

The management of Activa is responsible for establishing and maintaining an internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls, and of the practices and procedures referred to in the preceding paragraph, and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which Activa has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in accordance with accounting principles generally accepted in the United States of America. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

BDO

Because of inherent limitations in internal control or the practices and procedures referred to above, errors or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that it may become inadequate because of changes in conditions or that the effectiveness of the design and operation may deteriorate.

Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control components does not reduce to a relatively low level the risk that error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control, including control activities for safeguarding securities, that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that Activa's practices and procedures were adequate at December 31, 2002, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, National Association of Securities Dealers, Inc., and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

BDO Seidman, LLP

Grand Rapids, Michigan
January 17, 2003